Exhibit 99.1

news release

Encana to accelerate commercialization of oil and liquids-rich assets through partnership opportunities

Calgary, Alberta (April 2, 2012) –Encana Corporation (TSX & NYSE: ECA) announced today that it is executing on its plan to leverage the exploration and development of certain of its oil and liquids-rich assets through partnership opportunities designed to maximize recognition of the value inherent in its large asset base. Encana is conducting exploration on several prospective oil and liquids-rich opportunities and is planning to develop several new key liquids resource plays from this vast inventory.

“Our recently announced capital budget will direct more than 55 percent of 2012 upstream capital expenditures toward the exploration, delineation and development of our oil and liquids-rich opportunities. Over the past two years, we have increased our prospective oil and liquids-rich holdings and we plan to develop them using the same methodology we apply to our natural gas plays – through a low-cost entry approach and a firm focus on improving operating efficiencies and lowering our cost structures,” said Randy Eresman, Encana’s President & Chief Executive Officer.

“We continuously look for opportunities to manage our asset portfolio and enhance the long-term value creation of those assets. Accelerating the rate of development on our oil and liquids-rich land holdings can be achieved by leveraging third-party capital which shortens our development timelines, reduces our cost structures and allows us to realize the value we have captured in these opportunities at an earlier stage. At the same time, we continue to believe in the long-term future of natural gas and are investigating the potential for additional long-term partnerships targeting the future development of portions of our natural gas lands,” said Eresman.

Oil and liquids-rich opportunities on both sides of the border

In the USA Division, Encana has amassed a substantial land position in some of North America’s most promising oil and liquids-rich plays including the Tuscaloosa Marine Shale straddling the Mississippi and Louisiana border; the Utica/Collingwood formations in Michigan; the Eaglebine play in East Texas; and the Mississippian Lime in Oklahoma and Kansas. The company is seeking partnerships to accelerate the commercialization of approximately 1.2 million net acres within these areas. In the Canadian Division, Encana also plans to market partnership opportunities covering approximately 375,000 net acres in the Alberta Duvernay.

“At this point, it is premature to speculate on the size or value of any potential transaction. We are marketing an interest in these assets in which Encana would continue to operate and retain majority ownership,” said Eresman.

Encana Corporation

Encana is a leading North American energy producer that is focused on growing its strong portfolio of diverse resource plays producing natural gas, oil and natural gas liquids. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – In the interests of providing Encana shareholders and potential investors with information regarding Encana, including management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: acceleration of the commercialization of oil and liquids-rich assets through partnership opportunities in various areas in the USA and Canadian Divisions, expectation to develop several new key liquids resource plays from vast land inventory, expected capital expenditures in 2012 to be directed toward the exploration, delineation and development of oil and liquids-rich opportunities, long-term expectation on the future of natural gas, expectation to leverage third-party capital to shorten development timelines, reduce cost structures, and realize value captured in the company’s oil and liquid-rich opportunities at an earlier stage, ability to attract partners for future development on portions of natural gas lands, and expectation for the company to continue to operate and retain majority ownership on the foregoing assets.

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Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; risk that the company may not conclude divestitures of certain assets or other transactions (including third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “joint ventures”) as a result of various conditions not being met; product supply and demand; market competition; risks inherent in the company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the company’s ability to acquire or find additional reserves; hedging activities resulting in realized and unrealized losses; business interruption and casualty losses; risk of the company not operating all of its properties and assets; counterparty risk; downgrade in credit rating and its adverse effects; liability for indemnification obligations to third parties; variability of dividends to be paid; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.

Assumptions with respect to forward-looking information regarding expanding Encana’s oil and NGLs production and extraction volumes are based on existing expansion of natural gas processing facilities in areas where Encana operates and the continued expansion and development of oil and NGL production from existing properties within its asset portfolio.

Furthermore, the forward-looking statements contained in this news release are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contact:	Media contact:
Ryder McRitchie	Carol Howes
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-2007	(403) 645-4799

Lorna Klose
Manager, Investor Relations
(403) 645-6977

SOURCE: Encana Corporation

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